UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 24)1

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value
(Title of Class of Securities)

260174107
(CUSIP Number)

MARIO CIBELLI
c/o Cibelli Capital Management, L.L.C.
6 East 43rd Street, 23rd Floor
New York, NY 10017-4651
(212) 490-0399 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See  § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARIO CIBELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,300
	8	SHARED VOTING POWER 2,435,590
	9	SOLE DISPOSITIVE POWER 49,000
	10	SHARED DISPOSITIVE POWER 2,435,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON CIBELLI CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,330,109
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,330,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARATHON PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,330,109
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,330,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON CIBELLI RESEARCH & MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 105,481
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 105,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARATHON FOCUS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 105,481
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 105,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 260174107

The following constitutes Amendment No. 24 to the Schedule 13D filed by the undersigned ("Amendment No. 22").  This Amendment No. 24 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Marathon Partners, L.P., a New York limited partnership ("MP"), Cibelli Capital Management, L.L.C., a Delaware limited liability company ("CCM"), Marathon Focus Fund, L.P., a Delaware limited partnership ("MFF"), Cibelli Research & Management, L.L.C., a Delaware limited liability company ("CRM") and Mario Cibelli.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

CCM is the general partner of MP.  CRM is the general partner of MFF.  Mr. Cibelli is the managing member of each of CCM and CRM.  Mr. Cibelli is the portfolio manager to a managed account (the "Managed Account") and to a number of investment accounts (the "Investment Accounts").

(b)           The principal business address of each of MP, CCM, MFF, CRM and Mr. Cibelli is c/o Cibelli Capital Management, L.L.C., 6 East 43rd Street, 23rd Floor, New York, NY 10017-4651.

(c)           The principal business of each of MP and MFF is investing in securities.  The principal business of CCM is serving as the general partner of MP.  The principal business of CRM is serving as the general partner of MFF.  The principal occupation of Mr. Cibelli is serving as the managing member of each of CCM and CRM.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Cibelli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,330,109 Shares owned directly by MP is approximately $11,301,353, including brokerage commissions.  The aggregate purchase price of the 105,481 Shares owned directly by MFF is approximately $440,786, including brokerage commissions.  The Shares owned directly by MP and MFF were acquired with the respective working capital of such entities.

CUSIP NO. 260174107

The Shares held in each of the Managed Account and the Investment Accounts were acquired with the funds of clients of Mr. Cibelli.

The aggregate purchase price of the 6,300 Shares owned directly by Mr. Cibelli is approximately $40,852, including brokerage commissions.  Mr. Cibelli is the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: 1,600 Shares are held in the Mario Cibelli C/F S. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F G. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F L.  Cibelli UTMA, 700 Shares are held in the Mario Cibelli C/F C. Cibelli UTMA and 2,000 Shares are held in the Mario Cibelli Simple IRA.  The Shares owned directly by Mr. Cibelli were acquired with personal funds.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

 Item 4 is hereby amended to add the following:

           While the sale of the Issuer's shares being reported on this schedule 13D/A is appropriate for the Reporting Persons at the time, the Reporting Persons continue to have an active interest in the issuer and may in the future take such action with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 18,207,552 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2010 as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

As of the close of business on December 29, 2010, MP owned directly 2,330,109 Shares, constituting approximately 12.8% of the Shares outstanding.  By virtue of their relationships with MP discussed in further detail in Item 2, each of CCM and Mr. Cibelli may be deemed to beneficially own the Shares owned directly by MP.

As of the close of business on December 29, 2010 MFF owned directly 105,481 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MFF discussed in further detail in Item 2, each of CRM and Mr. Cibelli may be deemed to beneficially own the Shares owned directly by MFF.

CUSIP NO. 260174107

As of the close of business on December 29, 2010, 30,000 Shares, constituting less than 1% of the Shares outstanding, were held in the Managed Account and 12,700 Shares, constituting less than 1% were held in the Investment Accounts.  Mr. Cibelli has sole voting and dispositive power over the securities held in the Managed Account and has sole dispositive power over the securities held in the Investment Accounts.

As of the close of business on December 29, 2010, Mr. Cibelli owned directly 6,300 Shares, constituting less than 1% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           On December 21, 2010 MP sold 765,400 Shares and MFF sold 34,600 Shares at an average price per Share of $1.8200.  There were no other transactions in the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no changes to Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Recent Transactions within the past 60 days.

99.2
Joint Filing Agreement by and among Marathon Partners, L.P., Cibelli Capital Management, L.L.C., Marathon Focus Fund, L.P., Cibelli Research & Management, L.L.C. and Mario Cibelli dated December 30, 2010.

CUSIP NO. 260174107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2010	CIBELLI CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Mario Cibelli
		Name:	Mario Cibelli
		Title:	Managing Member

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

CIBELLI RESEARCH & MANAGEMENT, L.L.C.

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

MARATHON FOCUS FUND, L.P.

By:	Cibelli Research & Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

/s/ Mario Cibelli
MARIO CIBELLI

Exhibit 99.1

Transactions in the Shares

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Date of Transaction	Number of Shares Purchased/(SOLD)	Price Per Share
12/21/2010	(765,400) (by MP)	1.82
12/21/2010	(34,600) (by MFF)	1.82

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto), with respect to the securities Dover Motorsports, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 30, 2010	CIBELLI CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Mario Cibelli
		Name:	Mario Cibelli
		Title:	Managing Member

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

CIBELLI RESEARCH & MANAGEMENT, L.L.C.

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

MARATHON FOCUS FUND, L.P.

By:	Cibelli Research & Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

/s/ Mario Cibelli
MARIO CIBELLI